Exhibit (c)(14)

Theoretical Multiples Analysis Illustrative - Assuming Constant Ipsen Share Price post Transaction

Ipsen Standalone						Combined Entity - Assuming Constant Ipsen Share Price

					Assumption
Enterprise Value						Enterprise Value

Share price as of 02-May-2008 (€)				38.9		Share price as of 02-May-2008 (€)				38.9
Number of Shares (treasury method) (m)				83.6		Number of Shares (treasury method) (m)				83.6
Market Capitalisation (€m)				3,251.4		Market Capitalisation (€m)				3,251.4

Gross financial debt (€m)				30.2		Gross financial debt (€m)				296.2
Cash				(247.1)		Cash				(368.6)
Associates - Tercica stake				(65.6)		Associates - Tercica stake				0.0
Pensions liabilities				6.0		Pensions liabilities				6.0
Total Debt (€m)				(276.5)		Total Debt (€m)				(66.3)
Enterprise Value (excluding associates) (€m)				2,974.9		Enterprise Value (excluding associates) (€m)				3,185.1

Key Financials (€m)						Key Financials (€m)

	2008	2009	2010	2011			2008	2009	2010	2011
EBITDA	258	268	261	320		EBITDA	202	230	255	346
Net Income	168	185	184	234		Net Income	113	139	161	233
Accretion/(Dilution)	-	-	-	-		Accretion/(Dilution)	(32.8)%	(25.0)%	(12.5)%	(0.7)%
Cash Net Income	168	185	184	234		Cash Net Income (1)	124	149	172	243
Accretion/(Dilution)	-	-	-	-		Accretion/(Dilution)	(26.3)%	(19.2)%	(6.7)%	3.9%

Implied Multiples						Implied Multiples

EV / EBITDA	11.5 x	11.1 x	11.4 x	9.3 x		EV / EBITDA	15.8 x	13.9 x	12.5 x	9.2 x
P/E	19.4	17.6	17.6	13.9		% Change	36.5%	24.8%	9.6%	-0.9%
Cash P/E	19.4	17.6	17.6	13.9		P/E	28.8	23.4	20.2	14.0
						% Change	48.7%	33.4%	14.3%	0.7%
						Cash P/E	26.3	21.8	18.9	13.4
						% Change	35.7%	23.8%	7.1%	-3.7%

Assuming a $8.0 acquisition price per share, including synergies

(1) Net Income adjusted for post-tax acquired intangible amortisation